SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/ME nº 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

NOTICE TO SHAREHOLDERS

RATIFICATION OF THE CAPITAL INCREASE

Gafisa S.A. (BOVESPA: GFSA3; OTC: GFASY) (“Company”), in continuity with the information disclosed in the Notices to Shareholders of April 16, 2019 and May 29, 2019, informs its shareholders and the market in general that the Board of Directors of the Company, on the present date, has ratified the private capital increase of the Company, within the limits of the authorized capital, as deliberated in the Board of Directors’ meeting of April 15, 2019, (“Capital Increase”).

As of the Capital Increase, twenty-six million, two hundred and seventy-three thousand, nine hundred and sixty-two (26.273.962) non-par, registered, book-entry, common shares were subscribed, resulting in a capital stock increase totaling one hundred, thirty-two million, two hundred, sixty-six thousand, fifty-seven Reais and twelve centavos (R$132,266,057.12), corresponding to the total amount of common shares available for subscription in the Capital Increase. The new shares were subscribed in the following terms: (i) twelve million, one hundred and seventy thousand, thirty-five (12.170.035) common shares subscribed and fully paid by the shareholders that exercised their preemptive right at the issue price of five Reais and twelve centavos (R$5.12) per share, totaling the amount of sixty-two million, three hundred and ten thousand, five hundred and seventy-nine Reais and twenty centavos (R$62,310,579.20); and (ii) fourteen million, one hundred and three thousand, nine hundred and twenty-seven (14.103.927) common shares subscribed and fully paid by the shareholders that exercised the right to acquire unsold shares at the issue price of four Reais and ninety-six centavos (R$4.96) per share, totaling sixty-nine million, nine hundred and fifty-five thousand, four hundred and seventy-seven Reais and ninety-two centavos (R$69,955,477.92).

As a result, the capital stock of the Company has increased from the current two billion, five hundred and twenty-one million, three hundred and eighteen thousand, three hundred and sixty-five Reais and twenty-six centavos (R$2,521,318,365.26), divided in forty-four million, seven hundred and fifty seven thousand, nine hundred and fourteen (44,757,914) non-par, registered, book-entry, common shares; to two billion, six hundred and fifty three million, five hundred and eighty-four thousand, four hundred and twenty-two Reais and thirty eight centavos (R$2,653,584,422.38), divided in seventy-one million, thirty-one thousand and eight hundred, seventy-six (71,031,876) non-par, registered, book-entry, common shares.

JUR_SP - 33861824v1 - 12665002.441872

The new shares emitted as of the Capital Increase are identical to the currently existing shares and will have the right to fully receive dividends, and/or interest on equity, as well as any other economic right declared by the Company from this date, equally as the already existing shares.

Additional information on the Capital Increase can be obtained on the website of CVM (www.cvm.gov.br), B3 (www.b3.com.br) or at the Company’s Investor Relations Department (http://www.http://ri.gafisa.com.br/), via e-mail ri@gafisa.com.br

São Paulo, June 24, 2019

Roberto Luz Portella

Chief Executive Officer, Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 24, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer